ADVANCED CELL TECHNOLOGY, INC.
33 Locke Drive

Marlborough, MA 01752

March 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Advanced Cell Technology, Inc. Registration Statement on Form S-3 Filed February 21, 2013 File No. 333-186785

Ladies and Gentlemen:

On behalf of Advanced Cell Technology, Inc. (the “Company”), we are responding to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 7, 2013 relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company has amended the Registration Statement in response to the Staff’s comment and is filing, concurrently with this letter, a Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions and updates the information contained therein.

For your convenience we have repeated the Staff’s comment below in bold face type before our response below.

1. We will not be in a position to accelerate the effectiveness of your registration statement until you have included in the registration statement your audited financial statements for the fiscal year ended December 31, 2012 or have incorporated such information by reference to your fiscal year 2012 Form 10-K. If you intend to incorporate by reference to your 2012 Form 10-K, please note that all of the information required by Form 10-K, including Part III information, must be filed with the Commission before we can take the registration statement effective. See Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response:

The Company takes note of the Staff’s comment and on March 7, 2013 the Company filed the Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) with the Commission, which includes the required Part III information. The Company has revised the “Information Incorporated by Reference” section in the Amendment to include the 2012 Form 10-K.

United States Securities and Exchange Commission

March 15, 2013

* * * *

On behalf of the Company, I hereby confirm that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me or our legal counsel, Jonathan Atzen of Sheppard, Mullin, Richter & Hampton LLP, at (213) 617-5515 with any questions or further comments you may have regarding this filing or the responses above.

Very Yours Truly,

/s/ Gary Rabin

Gary Rabin

Chief Executive Officer

Advanced Cell Technology, Inc.

Cc:       Jonathan F. Atzen, Esq., Sheppard, Mullin, Richter & Hampton LLP